UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 15)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq. Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011, as amended by Amendment No. 1 thereto filed on July 20, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on July 29, 2011, Amendment No. 4 thereto filed on August 4, 2011, Amendment No. 5 thereto filed on August 12, 2011, Amendment No. 6 thereto filed on August 16, 2011, Amendment No. 7 thereto filed on August 19, 2011, Amendment No. 8 thereto filed on September 12, 2011, Amendment No. 9 thereto filed on September 15, 2011, Amendment No. 10 thereto filed on September 19, 2011, Amendment No. 11 thereto filed on September 20, 2011, Amendment No. 12 thereto filed on September 29, 2011, Amendment No. 13 thereto filed on September 30, 2011 and Amendment No. 14 thereto filed on October 17, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, in each case as may be amended or supplemented. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

 ITEM 8.ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

“Announcement of Results of Subsequent Offering Period; Completion of the Merger.

At 12:00 midnight, New York City time, on Wednesday, October 19, 2011, the subsequent offering period of the Offer expired as scheduled.  Offeror and Parent have been advised by the Depositary that as of the expiration of the subsequent offering period, a total of approximately 24,395,876 shares of Company Common Stock were validly tendered and not properly withdrawn during the initial offering period and subsequent offering period, representing approximately 95.9% of the outstanding shares of Company Common Stock.  Offeror has accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn during the initial offering period and subsequent offering period.

As a result of the tenders in the initial offering period and the subsequent offering period of the Offer, Offeror will own more than 90 percent of the outstanding shares of Company Common Stock and expects to complete its acquisition of the Company through a short-form Merger under Virginia law without a vote or meeting of the Company’s shareholders. The short-form Merger and completion of the acquisition of the Company is expected to be completed no later than October 21, 2011. Upon completion of the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent. In the Merger, each of the approximately 1,046,257 remaining shares of Company Common Stock not validly tendered in the Offer will be converted into the right to receive the same $47.20 in cash per share of Company Common Stock, without interest, that was paid in the Offer.

Promptly after the completion of the Merger, Parent intends to cause all shares of the Company’s common stock to be delisted from the NYSE. Upon completion of the Merger, the Company’s shares of Company Common Stock will cease to be traded on the NYSE, and the Company will no longer have reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Arch Chemicals, Inc.

By:	/s/ Joseph P. Lacerenza
Name:	Joseph P. Lacerenza
Title:	Senior Deputy General Counsel and Secretary

Dated:  October 20, 2011